UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Golar LNG Partners LP
(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands	98-0565772
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11, Bermuda
(Address of Principal Executive Offices and Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Common Units representing limited partner interests	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number or Regulation A offering statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

Golar LNG Partners LP hereby amends and restates the description of its common units found in Item 1 of the Form 8-A originally filed on April 5, 2011, as amended on October 19, 2016, to read in its entirety as set forth below. References in this Amendment No. 2 to the Registration Statement on Form 8-A (this “8-A”) to “Golar LNG Partners,” the “partnership,” “we,” “our,” “us” or similar terms refer, depending upon the context, to Golar LNG Partners LP and/or any one or more of its subsidiaries. On October 31, 2017, we amended and restated our Second Amended and Restated Agreement of Limited Partnership to provide for the issuance of our Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”). This 8-A is being filed to reflect the amended and restated partnership agreement and the resulting changes to the description of the common units.

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of our common units does not purport to be complete and is qualified in its entirety by reference to the complete text of the Third Amended and Restated Agreement of Limited Partnership  (referred to herein as our “partnership agreement”), a copy of which is filed as Exhibit 4.1 to our Report on Form 6-K filed on October 31, 2017, and which is incorporated by reference into to this Registration Statement.

OUR PARTNERSHIP AGREEMENT

Organization and Duration

We were organized on September 24, 2007 under the Marshall Islands Limited Partnership Act (the “Marshall Islands Act”) and have perpetual existence.

Purpose

Our purpose under our partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than the floating storage and regasification services industry, the floating liquefaction industry and the liquefied natural gas (“LNG”) marine transportation industry, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.  Our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our Series A Preferred Units and our incentive distribution rights (“IDRs”), as well as to our general partner in respect of its general partner interest.  For a description of these cash distribution provisions, please read “Cash Distributions” below.

Capital Contributions

No holder of common units or Series A Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”  For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Interests.”

Transfer of Common Units and Series A Preferred Units

By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units or Series A Preferred Units automatically is admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records.  Each transferee automatically is deemed to:

(1)                   represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

(2)                   agree to be bound by the terms and conditions of, and to have executed, our partnership agreement; and

(3)                   give the consents, acknowledgments and waivers contained in our partnership agreement.

We may, at our discretion, treat the nominee holder of a common unit or Series A Preferred Unit as the absolute owner.  In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Series A Preferred Units are securities and are transferable according to the laws governing transfer of securities.  In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred units.

Until a common unit or Series A Preferred Unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Voting Rights

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business.  We hold a meeting of our limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting.  Common unitholders are entitled to elect only four of the seven members of our board of directors.  The elected directors are elected on a staggered basis and serve for three year terms.  Subject to certain rights of the holders of Series A Preferred Units described below, our general partner in its sole discretion appoints the remaining three directors and set the terms for which those directors will serve.  Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.  Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any common units owned by our general partner and its affiliates, voting together as a single class.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. In addition to the common unitholders, this loss of voting rights also applies to the Series A Preferred Units.

In voting their common units or any Series A Preferred Units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The following is a summary of the unitholder vote required for the approval of the matters specified below.  Matters that require the approval of a “unit majority” require the approval of a majority of the outstanding common units voting as a single class.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units

No approval rights, subject to the limited approval rights of the Series A Preferred Units, as set forth below; general partner approval required for all issuances not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on our general partner or its interest in our partnership.

Amendment of our partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors.

Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors.

Reconstitution of our partnership upon dissolution	Unit majority.

Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of our general partner

Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to March 31, 2021.

Removal of our general partner	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates, voting together as a single class.

Transfer of our general partner interest in us

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of our general partner interest to a third party prior to March 31, 2021.

Transfer of IDRs	No approval required.

Transfer of ownership interests in our general partner	No approval required at any time.

The Series A Preferred Units will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Series A Preferred Units are in arrears (“Trigger Event”), the holders of the Series A Preferred Units will have the right, voting as a class together with holders of any other class or series of limited partnership interests or other equity securities established after the original issue date of the Series A Preferred Units with terms expressly providing that such class or series ranks on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Securities”) upon which like voting rights have been conferred and are exercisable, to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A Preferred Units and any Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors). Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our board of directors will continue until such time as all distributions accumulated and in arrears on the Series A Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the holders of the Series A Preferred Units and any other Parity Securities to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Series A Preferred Units and any Parity Securities shall be entitled to one vote on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•                  issue any Parity Securities if the cumulative dividends payable on outstanding Series A Preferred Units are in arrears; or

•                  create or issue any securities of a class or series of limited partnership interests or other equity securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Senior Securities”).

On any matter described above in which the holders of the Series A Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per outstanding Series A Preferred Unit. The Series A Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Marshall Islands law.  Our partnership agreement requires that any claims, suits, actions or proceedings:

•                  arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, our limited partners or us);

•                  brought in a derivative manner on our behalf;

•                  asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or our limited partners;

•                  asserting a claim arising pursuant to any provision of the Marshall Islands Act; and

•                  asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for in the Marshall Islands Act, in each case regardless of whether such claims, suits, actions or proceedings arise under laws relating to contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims.  By purchasing a unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for in the Marshall Islands Act, in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets.  If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•                  to remove or replace our general partner;

•                  to elect four of our seven directors;

•                  to approve some amendments to our partnership agreement; or

•                  to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner.  This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner.  Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner.  While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership.  For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability.  The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.  Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.  Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions.  If, by virtue of our membership interest in an operating subsidiary or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted

“participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances.  We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of our unitholders, other than the limited approval rights of the holders of the Series A Preferred Units with regard to the issuance of Parity Securities and Senior Securities described above under “—Voting Rights.”  However, our general partner will be required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in us.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which our common units and Series A Preferred Units are not entitled.

Upon issuance of additional partnership interests (other than the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of partnership interests upon conversion of outstanding partnership interests), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us.  Our general partner’s interest in us will thus be reduced if we issue additional partnership interests in the future and our general partner does not elect to maintain its 2.0% general partner interest in us.  However, our general partner’s percentage interest shall not change as a result of the issuance of preferred units.  Our general partner and its affiliates will have the right, which our general partner may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance.  Other unitholders will not have similar preemptive rights to acquire additional common units or other partnership interests.

Tax Status

The partnership has elected to be treated as a corporation for U.S. federal income tax purposes.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors.  However, our board of directors has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.  In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.  In addition, holders of Series A Preferred Units must approve certain amendments as described above under “—Voting Rights.”  Except as we describe below, or for amendments that require Series A Preferred Unit approval or approval of Series A Preferred Units voting as a class together with any other Parity Securities, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)                   increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)                   increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3)                   change the term of our partnership;

(4)                   provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or

(5)                   give any person the right to dissolve our partnership other than the right of our general partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)                   a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)                   the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)                   a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which our limited partners have limited liability under the Marshall Islands Act;

(4)                   an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisors Act of 1940, as amended, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

(5)                   subject to the limited approval rights of holders of Series A Preferred Units described above under “—Voting Rights,” an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:

•                  the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our IDRs as described under “Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels;”

•                  the implementation of the provisions relating to our general partner’s right to reset the IDRs in exchange for common units;

•                  any modification of the IDRs made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors; or

•                  any amendment expressly permitted in our partnership agreement to be made by our board of directors acting alone;

(6)                   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(7)                   any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(8)                   a change in our fiscal year or taxable year and related changes;

(9)                   certain conversions, mergers or conveyances as set forth in our partnership agreement; or

(10)            any other amendments substantially similar to any of the matters described in clauses (1) through (9) above.

In addition, our board of directors may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited voting rights of holders of our Series A Preferred Units) or our general partner if our board of directors determines that those amendments:

(1)                   do not adversely affect our limited partners (or any particular class of limited partners) or our general partner in any material respect;

(2)                   are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)                   are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)                   are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our partnership agreement; or

(5)                   are required to effect the intent expressed in the registration statement for our initial public offering or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners if one of the amendments described above under “—Amendment of our partnership agreement—No Unitholder Approval” should occur.  No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units (other than Series A Preferred Units) in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A

Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units.  Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our general partner.  However, to the fullest extent permitted by law, our board of directors and our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.  In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole.  Our board of directors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority.  Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

Our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity (i) our board of directors has received an opinion of counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners, our general partner and our board of directors with the same rights and obligations as are herein contained.  The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement.  We will dissolve upon:

(1)                   the election of our general partner and our board of directors to dissolve us, if approved by the holders of a unit majority;

(2)                   at any time there are no limited partners, unless we continue without dissolution in accordance with the Marshall Islands Act;

(3)                   the entry of a decree of judicial dissolution of us; or

(4)                   the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distributions—Distributions of Cash Upon Liquidation.”  The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability.  On or after March 31, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement.  Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.  In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer its general partner interest in us without the approval of the unitholders.  Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of its general partner interest in us, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner.  If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner.  Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability.  Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its IDRs into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and IDRs owned by the departing general partner for a cash payment equal to the fair market value of those interests.  Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its IDRs for their fair market value.  In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner.  If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value.  Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its IDRs will automatically convert into common units equal to the fair market value of those interests as determined by an independent investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•                  an affiliate of our general partner (other than an individual); or

•                  another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2021, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates.  As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer common units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

The IDRs are freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Golar GP LLC as our general partner or otherwise change management.  If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units.  Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its IDRs into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class or series, except for the Series A Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class or series over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class or series during the 90-day period preceding the date such notice is first mailed.  Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of our general partner’s right to purchase outstanding partnership interests, a holder of partnership interests (except for the Series A Preferred Units) may have the holder’s partnership interests purchased at an undesirable time or price.

Board of Directors

Under our partnership agreement, our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership.  Our board of directors currently consists of seven members, three of whom are appointed by our general partner in its sole discretion and four of whom are elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners.  In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting.  However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than 10 days following the public announcement of the meeting date.  The notice must set forth:

•                  the name and address of the limited partner or limited partners making the nomination or nominations;

•                  the number of common units beneficially owned by the limited partner or limited partners;

•                  the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the Securities and Exchange Commission (the “SEC”);

•                  the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•                  a certification that the nominee(s) qualify as elected board members.

Upon a Trigger Event, the holders of Series A Preferred Units (together with holders of all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable) will have the right to replace one of the members of our board of directors appointed by our general partner with a member nominated by such holders (“Holders’ Nominee”), such nominee to serve until the payment of all accrued and unpaid distributions in respect of the Series A Preferred Units and such Parity Securities has been made. Upon payment of all accrued and unpaid distributions then outstanding in respect of the Series A Preferred Units and such Parity Securities, the Holders’ Nominee will agree to resign from the board, effective immediately, unless and until a subsequent Trigger Event, if any, occurs. Subject to the preceding sentence, any Holders’ Nominee may be removed at any time without cause only by the holders of a majority of the Series A Preferred Units and the holders of any other series of such Parity Securities, voting together as a class. If any Holders’ Nominee is removed, resigns or is otherwise unable to serve as a member of the board of directors, the holders of a majority of the outstanding Series A Preferred Units and, if applicable, any other Parity Securities, voting together as a class, shall appoint an individual to fill the vacancy.

Subject to the rights of the holders of the Series A Preferred Units with regard to the Holders’ Nominee, our general partner may remove an appointed board member with or without cause at any time.  “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director.  Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members.  Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of our limited partners by a majority vote of the outstanding units, voting as a single class.  If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy.  Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of our limited partners by a majority vote of the outstanding common units.  If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Holders of the Series A Preferred Units generally have no voting rights. However, holders of the Series A Preferred Units have limited voting rights as set forth under “—Voting Rights.”

We hold a meeting of our limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting.  Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.  Special meetings of the limited partners may be called by our general partner, board of directors or by limited partners owning at least 20% of the outstanding units of the class or series for which a meeting is proposed.  Unitholders may vote either in person or by proxy at meetings.  The holders of 33 1/3% of the outstanding units of the class or classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued.  Please read “—Issuance of Additional Interests.”  However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum, or for other similar purposes.  The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.  Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.  This loss of voting rights also applies to the Series A Preferred Units.  Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.  Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units and Series A Preferred Units will be fully paid, and unitholders will not be required to make additional contributions.  By transfer of common units and Series A Preferred Units in accordance with our partnership agreement, each transferee of units will be admitted as a limited partner with respect to the units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)                   our general partner;

(2)                   any departing general partner;

(3)                   any person who is or was an affiliate of our general partner or any departing general partner;

(4)                   any person who is or was an officer, director, partner, member, fiduciary or trustee of any entity described in clauses (1), (2) or (3) above;

(5)                   any person who is or was serving as a director, partner, officer, member, fiduciary or trustee of another person at the request of our our general partner or any departing general partner or any of their affiliates;

(6)                   our officers;

(7)                   any person designated by our board of directors; and

(8)                   the members of our board of directors.

Any indemnification under these provisions will only be out of our assets.  We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us.  Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business.  These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our general partner by our board of directors.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices.  The books will be maintained for both tax and financial reporting purposes on an accrual basis.  For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm.  Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)                   a current list of the name and last known address of each partner;

(2)                   information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)                   copies of our partnership agreement, the certificate of limited partnership of the partnership, and related amendments;

(4)                   information regarding the status of our business and financial position; and

(5)                   any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from our limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable.  These registration rights continue for two years following any withdrawal or removal of Golar GP LLC as our general partner.  We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.  In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to cause a registration statement to become effective.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Golar LNG Limited, on the one hand, and us and our unaffiliated limited partners, on the other hand.  Our general partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders.  Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners.  Certain of our executive officers and directors also act as directors and/or officers of Golar LNG Limited or its affiliates and have fiduciary duties to Golar LNG Limited or its affiliates that may cause them to pursue business strategies that disproportionately benefit Golar LNG Limited or its affiliates or which otherwise are not in the best interests of us or our unitholders.  Our executive officers are employed by Golar Management Limited (“Golar Management”), a subsidiary of Golar LNG Limited, and have fiduciary duties to that entity and not to us.  As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and Golar LNG Limited and its affiliates, including our general partner, on the other hand.  The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act.  The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware.  We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act.  The Marshall Islands Act also provides that for nonresident entities such as us, the Marshall Islands Act should be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware, and insofar as it does not conflict with any other provision of the Marshall Islands Act, or the decisions of the High and Supreme Courts of the Republic of the Marshall Islands which take precedence, the non-statutory law (case law) of the State of Delaware is adopted as the law of the Marshall Islands.  There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute.  Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware.  For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in

Delaware.  Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law.  Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under our partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•                  approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•                  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors is obligated to seek such approval;

•                  on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•                  “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders.  If neither our general partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.  When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•                  the amount and timing of asset purchases and sales;

•                  cash expenditures;

•                  borrowings;

•                  estimates of maintenance and replacement capital expenditures;

•                  the issuance of additional units; and

•                  the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on the IDRs.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.  Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires Golar LNG Limited to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow.  Golar LNG Limited’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Golar LNG Limited which may be contrary to our interests.

Because certain of our executive officers and directors also act as directors and/or officers of Golar LNG Limited and its affiliates, such officers and directors have fiduciary duties to Golar LNG Limited and its affiliates that may cause them to pursue business strategies that disproportionately benefit Golar LNG Limited and its affiliates or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Golar LNG Limited.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law.  For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner.  This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder.  Decisions made by our general partner in its individual capacity will be made by its sole owner, Golar LNG Limited.  Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its IDRs, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or IDRs it owns or votes upon the dissolution of the partnership.

Our officers face conflicts in the allocation of their time to our business.

Our officers, all but one of whom are employed by Golar Management and perform executive officer functions for us pursuant to the management and administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of our general partner, including Golar LNG Limited.  The affiliates of our general partner, including Golar LNG Limited, conduct substantial businesses and activities of their own in which we have no economic interest.  As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us.  Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations.  Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•                  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•                  “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us.  Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right.  Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

We may choose not to retain separate counsel for ourselves or for unitholders.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors.  Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates.  We may retain separate counsel for ourselves or unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or unitholders, on the other, depending on the nature of the conflict.  We do not intend to do so in most cases.

Our general partner’s affiliates, including Golar LNG Limited, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us.  In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will not engage in, by acquisition or otherwise, certain businesses or activities described in the omnibus agreements to which we, our general partner, Golar LNG Limited and certain of its affiliates are parties.  Similarly, under the omnibus agreement, Golar LNG Limited has agreed and has caused its controlled affiliates to agree, for so long as Golar LNG Limited controls our partnership, not to engage in certain businesses or activities relating to LNG carriers and floating storage and regasification units (“FSRUs”) under charter for five or more years.  Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries.  Our general partner owes no fiduciary duty to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.  Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and our partnership agreement.  The Marshall Islands Act provides that Marshall Islands limited partnerships may, in their partnership agreements, expand or restrict the fiduciary duties otherwise owed by our general partner and other persons to its limited partners and the limited partnership.  Our directors are subject to the same fiduciary duties as our general partner, as restricted or expanded by our partnership agreement.

In addition, our subsidiaries have entered into services agreements, and may enter into additional agreements with Golar LNG Limited and certain of its subsidiaries, including Golar Management.  In the performance of their obligations under these agreements, Golar LNG Limited and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors.  We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest.  We believe this is appropriate and necessary because our officers and directors have fiduciary duties to Golar LNG Limited, as well as to unitholders.  These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below.  The following is a summary of:

•                  the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•                  material modifications of these duties contained in our partnership agreement; and

•                  certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.17 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•                  “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct.

Rights and remedies of unitholders

The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows our partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner or a board of directors has refused to institute the action or where an effort to cause a general partner or a board of directors to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement.

In becoming one of our limited partners, a unitholder effectively agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above.  The failure of a limited partner or transferee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and our directors and officers to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or these other persons.  We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct.  We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted without knowledge that their conduct was unlawful.  Thus, our general partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above.  To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.  Please read “—Indemnification.”

CASH DISTRIBUTIONS

Distribution of Available Cash

General

Within approximately 45 days after the end of each quarter, we distribute all of our available cash (defined below) to common unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•                  less, the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to:

•                  provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•                  comply with applicable law, any of our debt instruments, or other agreements;

•                  provide funds to pay quarterly distributions on, and to make any redemption payments relating to, the Series A Preferred Units; or

•                  provide funds for distributions to our common unitholders and to our general partner for any one or more of the next four quarters;

•                  plus, all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any of our equity interests in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter.  Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Series A Preferred Units

The Series A Preferred Units will rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary.  The holders of outstanding Series A Preferred Units will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per unit in cash plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common units or any other Junior Securities.  Distributions on Series A Preferred Units will be cumulative, commencing on October 31, 2017, and payable on the 15th day of February, May, August and November of each year when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose.  Distributions on the Series A Preferred Units will accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Unit.

At any time on or after October 31, 2022, we may redeem, in whole or in part, the Series A Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption.

For additional information about our Series A Preferred Units, please read our Report on Form 6-K filed with the SEC on October 31, 2017 and our Third Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 4.1 thereto and incorporated by reference herein.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.5775 per unit to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.  There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter.  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.  Additionally, we will be prohibited from making any distributions to our common unitholders if it would cause an event of default, or if an event of default is then existing, under our credit facilities, or if full cumulative distributions have not been paid or are not contemporaneously being paid on all outstanding Series A Preferred Units, through the most recent distribution payment date for the Series A Preferred Units.

Operating Surplus and Capital Surplus

General

All cash distributed to common unitholders is characterized as either “operating surplus” or “capital surplus.”  We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•                  $35.0 million; plus

•                  all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own, provided, that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•                  working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•                  interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our IDRs and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a vessel) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•                  interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our IDRs and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related hedge contracts), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•                  all of our “operating expenditures” (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own); less

•                  the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures; less

•                  any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•                  all working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time.  When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $35.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.  In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments.  As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

The term operating expenditures generally means all of our cash expenditures, including, but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments, distributions on the Series A Preferred Units and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date shall be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•                  deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•                  payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•                  expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•                  payment of transaction expenses (including taxes) relating to interim capital transactions;

•                  payments made to Series A Preferred Unitholders to redeem, purchase or otherwise acquire Series A Preferred Units; or

•                  distributions to partners other than distributions on the Series A Preferred Units.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets.  In our partnership agreement, we refer to these maintenance and replacement capital expenditures as “maintenance capital expenditures.”  To the extent, however, that capital expenditures associated with acquiring a new vessel or improving an existing vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures.  Investment capital expenditures largely will consist of capital expenditures made for investment purposes.  Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet.  Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our IDRs) to finance the construction of a replacement vessel and paid in respect of the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of.  Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our IDRs) will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter.  Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long-term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent.  In our partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.”  The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee.  The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet.  For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus has the following effects:

•                  it reduces the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•                  it reduces the need for us to borrow to pay distributions; and

•                  it is more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner.

Definition of Capital Surplus

Capital surplus generally is generated only by:

•                  borrowings other than working capital borrowings;

•                  sales of debt and equity securities; and

•                  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash.  We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.  As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our common unitholders.  For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $35.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.  We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash From Operating Surplus

We will make distributions of available cash from operating surplus for any quarter in the following manner:

•                  first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•                  thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement provides that our general partner is entitled to 2.0% of all distributions that we make prior to our liquidation.  Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units.  Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units (other than Series A Preferred Units) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest.  Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.  Our general partner currently holds the IDRs.  The IDRs may be transferred separately from our general partner interest.  Any transfer by our general partner of the IDRs would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then, we will distribute any additional available cash from operating surplus for that quarter among the common unitholders and our general partner in the following manner:

•                  first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until each such unitholder receives a total of $0.6641 per unit for that quarter (the “first target distribution”);

•                  second, 85.0% to all common unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.7291 per unit for that quarter (the “second target distribution”);

•                  third, 75.0% to all common unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.8633 per unit for that quarter (the “third target distribution”); and

•                  thereafter, 50.0% to all common unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the IDRs, pro rata.

The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the common unitholders, our general partner and the holders of the IDRs up to the various target distribution levels.  The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders, our general partner and the holders of the IDRs in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.  The percentage interests shown for the common unitholders, our general partner and the holders of the IDRs for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.  The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.5775	98.0%	2.0%	0%
First Target Distribution	up to $0.6641	98.0%	2.0%	0%
Second Target Distribution	above $0.6641 up to $0.7219	85.0%	2.0%	13.0%
Third Target Distribution	above $0.7219 up to $0.8663	75.0%	2.0%	23.0%
Thereafter	above $0.8633	50.0%	2.0%	48.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the current holder of all of our IDRs, has the right under our partnership agreement to elect to relinquish its right to receive incentive distribution payments based on the cash target distribution levels set forth above and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set.  Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when we have made cash distributions to the holders of the IDRs at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters.  If at the time of any election to reset the minimum quarterly distribution amount and the target distribution levels our general partner and its affiliates are not the holders of a majority of the IDRs, then any such election to reset shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied.  The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the IDRs received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.  We will also issue an additional amount of general partner units in order to maintain our general partner’s ownership interest in us relative to the issuance of the additional common units.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters.  The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•                  first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until each common unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•                  second, 85.0% to all common unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the IDRs, pro rata, until each common unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•                  third, 75.0% to all common unitholders, pro rata, 2.0% to our general partner, and 23.0% to the holders of the IDRs, pro rata, until each common unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•                  thereafter, 50.0% to all common unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the IDRs, pro rata.

Assuming that it continues to hold a majority of our IDRs, our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the IDRs have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of IDRs are entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•                  first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below; and

•                  thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus on our common units as the repayment of the consideration for the issuance of the units, which is a return of capital.  Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution.  Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions.  However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions 50% to the holders of common units, 2.0% to our general partner and 48.0% to the holders of the IDRs.  The 2.0% interest shown for our general partner assumes that our general partner maintains its 2.0% general partner interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust:

•                  the minimum quarterly distribution;

•                  the target distribution levels; and

•                  the initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level.  We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation.  We will apply the proceeds of liquidation in the manner set forth below.

First, holders of the Series A Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared.

After such Series A Preferred Unit distributions, if, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the “current market price”) is greater than the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•                  first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and

•                  thereafter, 50.0% to all common unitholders, pro rata, 48.0% to holders of IDRs and 2.0% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•                  first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•                  thereafter, 50.0% to all common unitholders, pro rata, 48.0% to holders of IDRs and 2.0% to our general partner.

The immediately preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to common unitholders.

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the existing final and temporary regulations promulgated thereunder (“Treasury Regulations”) and current administrative rulings and court decisions, all as in effect or existence on the date of this 8-A and all of which are subject to change, possibly with retroactive effect.  Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below.  Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Golar LNG Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the common units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below.  If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership.  Unitholders who are partners in a partnership holding our common units should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders.  The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.  This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes.  Consequently, among other things, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•                  an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•                  a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•                  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to passive foreign investment companies (“PFICs”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain.  U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation.  Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Because of the uncertainty of these matters, including wehether we are or will be a PFIC, there is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.”  In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of the unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit.  In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value).  If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests.  For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately).  “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income.  Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such common units.  The U.S. Holder’s initial tax basis in its common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed above under “—Distributions”).  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  A U.S. Holder’s ability to deduct capital losses is subject to limitations.  Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•                  at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•                  at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) at the end of each quarter during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income for PFIC purposes.  By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be a PFIC for our current or any future taxable year.  We believe that more than 25.0% of our gross income for all of our previous taxable years arose, and we expect that more than 25.0% of our gross income for our current and each future taxable year will arise from nonpassive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income.  This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections.  While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services.  While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir.  2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code.  In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules.  If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC.  The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation.  Conclusions in this area therefore remain matters of interpretation.  We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations.  Thus, it is possible that the IRS or a court could disagree with our position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.”  As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below.  If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs.  However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries.  In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year.  The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed.  An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.  A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units.  The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized.  Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the common units.  Under these special rules:

•                  the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•                  the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units.  If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder.  Unitholders who are partners in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units should consult a tax advisor regarding the tax consequences to them of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business.  If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business.  Effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30% rate (or, if applicable, a lower treaty rate), However, distributions paid to a Non-U.S. Holder that is engaged in a U.S.  trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Common Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business.  A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of common units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment).  However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those common units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting.  These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•                  fails to provide an accurate taxpayer identification number;

•                  is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•                  in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax.  Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) that exceed certain thresholds (the lowest being foreign financial assets with a value in excess of (i) $50,000 on the last day of the taxable year or (ii) $75,000 at any time during the taxable year) are required to report information relating to such assets.  Significant penalties may apply for failure to satisfy the reporting obligations described above.  U.S. Holders should consult their tax advisors regarding their reporting obligations, if any, under this legislation as a result of their purchase, ownership or disposition of our common units.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law common unitholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon distributions treated as a return of capital, we make to common unitholders.  In addition, common unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and will not be required by the Republic of the Marshall Islands to file a tax return relating to ownership of common units.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective common unitholders who are persons not resident for tax purposes in the United Kingdom (and who are persons who have not been resident or domiciled for tax purposes in the United Kingdom) and who do not hold their common units as part of a trade, profession or vocation carried on in the United Kingdom (“non-U.K.  Holders”).

Current and prospective unitholders who are, or have been, resident in the United Kingdom , or who hold their common units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units.

The discussion that follows is based upon existing United Kingdom legislation and what is understood to be the current H.M. Revenue & Customs practice as of the date of this 8-A.  Changes in these authorities may cause the tax consequences to vary substantially from the consequences of common unit ownership described below.  Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Golar LNG Partners LP.

Taxation of Non-U.K.  Holders

Under the United Kingdom Tax Acts, non-UK holders will not be subject to any United Kingdom taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•                  we are not treated as carrying on a trade, profession or vocation in the United Kingdom;

•                  such holders do not have a branch or agency or permanent establishment in the United Kingdom to which such common units pertain; and

•                  such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a trade, profession or vocation in the United Kingdom.

A non-United Kingdom resident company or an individual not resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom. Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom. Consequently, we expect that non-UK Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of their common units.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in the United Kingdom for the purposes of the United Kingdom Tax Acts, our unitholders would be considered to be carrying on business in the United Kingdom and would be required to file tax returns with the United Kingdom taxing authority and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the double taxation agreement between the United Kingdom and the United States), would be subject to taxation in the United Kingdom on any income and chargeable gains that are considered to be attributable to the business carried on by us in the United Kingdom.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER HIS PARTICULAR CIRCUMSTANCES.

Item 2.                                 Exhibits.

Exhibit No.	Description
3.1

Certificate of Limited Partnership of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-173160) filed with the SEC on March 30, 2011)

4.1	Third Amended and Restated Agreement of Limited Partnership of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed on October 31, 2017)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

Date: November 13, 2017